FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 21, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 21, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

         GLAXOSMITHKLINE plc - Notification of Major Interests in Shares

GlaxoSmithKline plc (the Company) yesterday received notification from Barclays in compliance with Part VI of the Companies Act 1985 (as amended), that on 17 February 2003 it had the following interests in the Company's Ordinary Shares of 25 pence:

Registered Holder                                          Current shareholding
Barclays Capital Securities Limited                                   1,288,771
Barclays Private Bank and Trust Limited                                 732,755
Barclays Nikko Global Investors Limited                               2,102,818
Barclays Private Bank Limited                                         3,082,350
Woolwich Pension Fund Trust Company Limited                             337,150
Barclays Global Fund Advisors                                         1,806,595
Barclays Life Assurance Company Limited                              10,505,429
Barclays Global Investors Japan Trust & Banking Co Limited            6,205,095
Barclays Global Investors Australia Limited                           1,876,447
Barclays Global Investors, N.A.                                      62,414,400
Woolwich Life Limited                                                   995,000
Barclays Global Investors Japan                                         112,020
Barclays Global Investors Limited                                    88,449,756
Barclays Bank Trust Company Limited                                   1,071,469
TOTAL                                                               180,980,055

This total holding represents 3.00 per cent of the issued share capital of the Company.




S M Bicknell
Company Secretary

21 February 2003